Exhibit 99.1

IC Power Ltd., a Wholly-Owned Subsidiary of Kenon Holdings Ltd., Withdraws Initial Public Offering Due to Market Conditions

Singapore, February 2, 2017. Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) and its wholly-owned subsidiary IC Power Ltd. (“IC Power”) are announcing that IC Power has decided to withdraw its initial public offering of its ordinary shares due to market conditions.

“In light of current market conditions, we believe that our proposed IPO is not in the best interests of our company and our shareholder at this time, and accordingly, we have decided to withdraw our IPO,” said Javier Garcia-Burgos, Chief Executive Officer of IC Power.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sales of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About IC Power

IC Power is a leading owner, developer and operator of power generation facilities located in key energy markets in Latin America, the Caribbean and Israel. The power generation companies within IC Power’s portfolio, which currently represent a total installed capacity of 3,894 MW, utilize a range of energy sources and are principally located in Latin American markets. IC Power is the principal power producer in its largest market, Peru, which currently accounts for 2,189 MW, or 56%, of IC Power’s installed capacity.

In January 2016, IC Power completed its acquisition in Guatemala of Energuate, an electricity distributor, which had 1.6 million customers at the time of acquisition, marking IC Power’s initial entry in the electricity distribution sector.

Contact Info

IC Power Ltd.

Sandra Holme VP Corporate Finance sandra.holme@icpower.com Tel: + (511) 708-2261	Oscar Benavides Head Corporate Finance oscar.benavides@icpower.com Tel: +(511) 708-2217

Kenon Holdings Ltd.

Barak Cohen VP Business Development and IR barakc@kenon-holdings.com Tel: +65 6351 1780	Jonathan Fisch Director, Investor Relations jonathanf@kenon-holdings.com Tel: +1 917 891 9855

External Investor Relations Ehud Helft / Kenny Green GK Investor Relations kenon@gkir.com Tel: +1 646 201 9246